UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2004

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant's name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F    ☑        Form 40-F    ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐    No    ☑

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

January 28, 2004

FOR IMMEDIATE RELEASE

PEACE ARCH ENTERTAINMENT GROUP INC. ANNOUNCES

FIRST QUARTER RESULTS

TORONTO, ONT. - Peace Arch Entertainment Group Inc. (AMEX: "PAE"; TSX "PAE.A", "PAE.B") is pleased to announce its results for the three months ended November 30, 2003.

The Company delivered the feature film "Belly of the Beast" and 5 episodes of a 13 episode television series "Campus Vets" in the quarter. This compares to the delivery of 8 episodes of the 13 episode series "Animal Miracles" and 8 episodes of the 13 episode series "Whistler Stories" for the same period in the prior year. During the quarter, the Company was in production of 8 new feature films and the balance of "Campus Vets", all of which are scheduled for delivery during the fiscal year.

The Company's revenue totaled $5.2 million for the quarter, compared with $1.6 million for the first quarter of FY2003. The increase in revenues reflects the Company's increased activity in the production of feature films along with the continued production of lifestyle series produced for television compared to the prior year where the Company had no feature film production.

The Company reported net earnings of $183,000, or $0.01 basic earnings per share and diluted earnings per share, for the three months ended November 30, 2003 compared with a net loss of $(169,000), or $(0.04) basic loss per share and diluted loss per share, for the first quarter of FY2003.

Earnings before interest, taxation, depreciation and amortization (EBITDA) of $279,000 for the quarter represents an improvement of $323,000 over the EBITDA of $(44,000) for the same period of the prior year. This is due to the increase in revenue for the quarter compared to the prior year's first quarter.

Peace Arch Entertainment Group Inc., one of Canada's foremost entertainment companies, creates, develops, produces and distributes feature films and proprietary television programming for worldwide markets.   Peace Arch Entertainment Group Inc. has offices in Vancouver, Toronto and London, England.

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe", "estimate","project", "expect", or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

For media inquires, please contact:

Nicole Spracklin

Peace Arch Entertainment Group Inc.

Tel: (416) 487-0377 (ext. 237)

Email: nspracklin@peacearch.com

PEACE ARCH ENTERTAINMENT GROUP INC.

CONSOLIDATED BALANCE SHEETS
As at November 30, 2003 and 2002 and August 31, 2003

(Expressed in thousands of Canadian dollars)
	November 30,	August 31,	November 30,
	2003	2003	2002
	(unaudited)	(audited)	(unaudited)

A S S E T S

Cash and cash equivalents	$246	$911	$1,263
Accounts and other receivables	14,270	14,747	2,273
Investment in film and television programming	19,969	20,805	3,735
Prepaid expenses and deposits	141	407	259
Property and equipment	52	35	801
Deferred financing costs	-	-	346

	$34,678	$36,905	$8,677

L I A B I L I T I E S

Production loans	$15,650	$17,973	$1,009
Accounts payable and accrued liabilities	4,461	2,973	2,950
Deferred revenue	7,143	8,823	429
Deferred gain	-	-	403
Distribution obligation	2,312	2,312	-
Term loans	-	-	9,322
Obligation to issue shares	2,982	2,887	-
	32,548	34,968	14,113

S H A R E H O L D E R S ' E Q U I T Y ( D E F I C I E N C Y )

Capital Stock	35,888	35,878	31,870
Contributed surplus	337	337	-
Other paid-in capital	680	680	680
Deficit	(34,775)	(34,958)	(37,986)
	2,130	1,937	(5,436)

	$34,678	$36,905	$8,677

Approved by the Board of Directors

Director	Director
Gary Howsam	Richard Watson

               PEACE ARCH ENTERTAINMENT GROUP INC.

               CONSOLIDATED STATEMENTS OF OPERATIONS

               For the Three Months Ended November 30, 2003 and 2002

(Expressed in thousands of Canadian dollars except per share information)
	2003	2002
	(unaudited)	(unaudited)

Revenue	$5,224	$1,633

Expenses:
Amortization of investment in film and television programming and
other production costs	4,304	1,260
Other production and distribution costs	136	52
Selling, general and administrative	505	365
Other amortization	2	103
	4,947	1,780

Earnings (loss) from operations before undernoted	277	(147)

Interest income	-	42
Interest expense	(1)	(95)
Provision for share issuance (note 4)	(94)	-
Gain on sale of asset	-	33
Foreign exchange gain (loss)	1	(2)
	(94)	(22)

Earnings (loss) before income taxes	183	(169)
Provision for income taxes	-	-

Net earnings (loss) for the period	$183	$(169)

Net earnings (loss) per common share

BASIC	$0.01	$(0.04)

DILUTED	$0.01	$(0.04)

CONSOLIDATED STATEMENTS OF DEFICIT

For the Three Months Ended November 30, 2003 and 2002

(Expressed in thousands of Canadian dollars)
	2003	2002
	(unaudited)	(unaudited)

Deficit, beginning of period	$(34,958)	$(37,817)

Net earnings (loss) for the period	183	(169)

Deficit, end of period	$(34,775)	$(37,986)

                  PEACE ARCH ENTERTAINMENT GROUP INC.

                  CONSOLIDATED STATEMENTS OF CASH FLOWS

                  For the Three Months Ended November 30, 2003 and 2002

(Expressed in thousands of Canadian dollars)
	2003	2002
	(unaudited)	(unaudited)

Cash flows from operating activities
Net earnings (loss) for the period	183	(169)
Items not affecting cash
Amortization of film and television programming and
other production costs	4,304	1,260
Amortization of deferred financing costs	-	62
Other amortization	2	41
Interest on debt discount	-	49
Provision for share issuance	94	-
Gain on sale of assets	-	(33)
Investment in film and television programming	(3,469)	(1,789)
Changes in non-cash operating working capital	555	1,559

	1,669	980

Cash flows from investing activities
Increase in deferred costs	-	(220)
Property and equipment	(20)	-
	(20)	(220)
Cash flows from financing activities
Issuance of common shares - net	10	-
Issuance of production loans	1,541	-
Repayment of production loans	(3,865)	(846)
Repayment of term loans	-	(619)
	(2,314)	(1,465)
Decrease in cash and cash equivalents	(665)	(705)
Cash and cash equivalents - Beginning of period	911	1,968
Cash and cash equivalents - End of period	246	1,263
Supplemental cash flow information
Interest paid	2	170
Income taxes paid	-	-
Income taxes recovered	-	-
Non-cash transactions
Obligation to issue shares	94	-

PEACE ARCH ENTERTAINMENT GROUP INC.

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended November 30, 2003 and 2002

(unaudited)

(Dollar amounts in tables expressed in thousands of Canadian dollars)

1.

Operations

Based in Toronto, Ontario, Canada, Peace Arch Entertainment Group Inc., together with its subsidiaries, (collectively, the "Company") is a fully integrated company that creates, develops, produces and distributes film, television and video programming for world-wide markets.

2.

Future Operations

The interim consolidated financial statements have been prepared on the "going concern" basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations.  The application of the "going concern" basis is dependent upon the Company achieving profitable operations to generate sufficient cash flows to fund continuing operations or, in the absence of adequate cash flows from operations, obtaining additional financing to meet its obligations as they come due.  These consolidated financial statements do not reflect adjustments that would be necessary if the "going concern" basis is not appropriate.

3.

Significant Accounting Policies

(a)

Basis of Presentation

The interim consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada for interim financial reporting.  Accordingly, they do not include all of the information and footnote disclosures necessary for complete financial statements in conformity with Canadian generally accepted accounting principles.  The interim consolidated financial statements have been prepared in a manner which is consistent with the accounting policies described in the Company's Annual Report for the year ended August 31, 2003 and should be read in conjunction therewith.

The interim consolidated financial statements include the accounts of the Company and its subsidiaries.  All material intercompany balances and transactions have been eliminated.

(b)

Comparative Figures

Certain comparative figures have been restated to conform to the basis of presentation adopted for the current period.

(c)

Earnings before interest, taxes, depreciation and amortization (EBITDA)

EBITDA is comprised of net earnings (loss) from operations before the undernoted plus other amortization. EBITDA is not a measure recognized under Canadian or United States generally accepted accounting principles.  The calculation of EBITDA may be different from that presented by other companies and therefore may not be comparable to other companies.  Management believes EBITDA is an important measure of the Company's earnings and its ability to generate cash from its core business activities.

PEACE ARCH ENTERTAINMENT GROUP INC.

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended November 30, 2003 and 2002

(unaudited)

(Dollar amounts in tables expressed in thousands of Canadian dollars)

4.

Debt restructuring

During the year ended August 31, 2002, the Company entered into an agreement with Fremantle Enterprises Inc. ("Fremantle"), an existing trade creditor, whereby Fremantle agreed to exchange its trade payable balance of $7,783,000 for a term loan secured by a charge on the assets of the Company and a secured interest in certain copyrights to productions. The promissory note bore interest at 10% per annum and was intended to mature on June 30, 2004.

Effective January 30, 2003, the Company and Fremantle agreed to restructure the remaining $7,580,000 of term debt due to Fremantle. Fremantle agreed that the revised source of debt repayments and security would be restricted to the business, assets, and undertakings of the Company as they existed immediately prior to January 30, 2003 (the pre-existing assets). The new debt has no fixed repayment dates. Interest, which continues to accrue at 10% per annum, and principal are payable from the income streams of the pre-existing assets, subject to priority interests. The revised terms also exclude a previous right of prepayment by the Company of all outstanding amounts.

Pursuant to the Debt Repayment Agreement dated January 30, 2003, the Company has also agreed that if any amount of the Fremantle debt, including unpaid interest, remains outstanding as of December 31, 2004, Fremantle will, for a period of 90 days, have the right to convert such unpaid amount to Class B Subordinate Voting Shares in the capital of the company at the lesser of either (a) $5.00 per share or (b) the average trading close price of the shares for the 30 days prior to December 31, 2004, provided that in no event shall the conversion price be less than $3.00 per share.

The modification of the debt is treated for accounting purposes as a settlement of the original debt, as the present value of cash flows under the terms of the modified debt instrument is at least 10% different from the carrying amount of the original debt. The fair value of the debt after modification is based on the discounted expected future cash flows of the pre-existing assets. The company recorded a gain on modification of the debt, for the year ended August 31, 2003.

Release and reconstitution of a loan guarantee

During the year ended August 31, 2001, the Company guaranteed a loan due to Comerica Bank - California ("Comerica") to a maximum of US$2,075,000 on behalf of a co-production partner. During the year ended August 31, 2002, the co-production partner defaulted on its loan payments. As at August 31, 2002, the amount of the outstanding related debt was $1,675,000 (US$1,075,000) and the Company recognized its obligation as debt and receivable due from the co-producer. The receivable was written off at August 31, 2002.

During the year ended August 31, 2003, the Company entered into a Release and Reconstitution Agreement with Comerica which restructured the terms of the loan guarantee. Repayment of the loan is restricted to the ultimate proceeds of specific exploitation rights secured under the original loan agreement and, subject to priority interests, including repayment to Fremantle, to the pre-existing assets.

If any amount of the Comerica liability remains outstanding as of December 31, 2005, Comerica will, for a period of 90 days, have the right to convert such unpaid amount to Class B Subordinate Voting Shares in the capital of the Company at a deemed price of $5.00 per share. The modification of the Comerica obligations is treated for accounting purposes as a settlement of the original debt, as the present value of cash flows under the terms of the modified debt is at least 10% different from the carrying amount of the original debt. The fair value of the debt after modification is based on the discounted expected future cash flows of the pre-existing assets.

PEACE ARCH ENTERTAINMENT GROUP INC.

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended November 30, 2003 and 2002

(unaudited)

(Dollar amounts in tables expressed in thousands of Canadian dollars)

Conversion instruments

As described, and in conjunction with the above, on January 30, 2003, the Company issued a conversion instrument to Fremantle which permits Fremantle to convert the amount of its outstanding debt including unpaid accrued interest at December 31, 2004, if any, into Class B Subordinate Voting Shares of the company for a period of 90 days commencing on December 31, 2004. The conversion price will be the lower of either (a) $5.00 per share or (b) the average closing price of the Class B shares for the 30 days prior to December 31, 2004, provided that in no event shall the conversion price be less than $3.00 per share. Pursuant to the conversion instrument, 2,527,000 Class B shares, which represent the number of shares that could be issued for the principal amount of debt of $7,580,000, have been reserved for issuance.

As described, and in conjunction with the above, on January 30, 2003, the Company issued a conversion instrument to Comerica which permits Comerica to convert the amount of its outstanding loan at December 31, 2005, if any, into Class B Subordinate Voting Shares of the company for a period of 90 days commencing on December 31, 2005 at a price of $5.00 per share. Pursuant to the conversion instrument, 366,000 Class B Subordinate Voting Shares, which represent the number of shares that could be issued for the obligation of US$1,075,000, have been reserved for issuance.

During the year ended August 31, 2003, the Company adopted the Statement of Financial Accounting Standards (SFAS) No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," which established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.

Reorganization of a subsidiary, Peace Arch Project Development Corp. (PAPDC)

During the year ended August 31, 2003, the Company carried out a reorganization and rationalization of its assets, operations and subsidiaries.

Pursuant to the reorganization, the Company's wholly owned subsidiary, PAPDC, became the owner of substantially all of the assets and business (collectively, the pre-existing assets) as at January 30, 2003. The pre-existing assets consisted principally of accounts and loans receivable, film and television programming rights, and all shares and other securities (including intercompany loans) held by the Company in its subsidiaries existing at January 30, 2003.

At the same time, PAPDC and its subsidiaries directly or indirectly were assigned substantially all of the pre-existing debts and liabilities of the Company, including the Company's indebtedness to Fremantle and Comerica. However, the Company continues to have a conditional obligation to satisfy any remaining indebtedness to Fremantle and Comerica by issuing a variable number of shares to Fremantle and Comerica under Conversion Rights Certificates (the conversion instruments) issued by the Company to each of them.

Subsequent to the reorganization of PAPDC described above, on August 1, 2003, the Company sold all of its shares of PAPDC for nominal consideration.

PEACE ARCH ENTERTAINMENT GROUP INC.

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended November 30, 2003 and 2002

(unaudited)

(Dollar amounts in tables expressed in thousands of Canadian dollars)

Pursuant to the terms of the Fremantle conversion instrument, the Company has estimated the fair value of the obligation to issue shares for the interest accrued during the quarter and has taken a charge of $94,000 in the Company's consolidated statement of operations.

5.

Segmented Information

Revenue by geographic location, based on the location of customers.

	2004 $	2003 $

Revenue
Canada	823	1,091
United States	1,908	542
Other foreign	2,493	-

	5,224	1,633

6.

Related party transactions

The Company has entered into the following related party transactions. These transactions are measured at the exchange amount, which is the actual amount of consideration given as established and agreed between the related parties.

(a)

During the first quarter ended November 30, 2003, the Company paid $38,000 (2003- $nil) to a company controlled by a director and officer of the Company for executive services rendered. These expenditures are reflected in the Company's selling, general and administrative expenses.

(b)

During the first quarter ended November 30, 2003, the Company paid $18,000 (2003 - $nil) to a director of the Company for legal services rendered. These expenditures are reflected in the Company's selling, general and administrative expenses.

(c)

At November 30, 2003, the Company was indebted to a company controlled by a director and officer of the Company in the amount of $2,044,000. This loan bears interest at the rate of prime plus 2% per annum. The loan shall be repayable on the date that is two years following the delivery date of the latest film which was financed or January 31, 2005, whichever is the earlier.

(d)

At November 30, 2003, the Company was owed $2,014,000 from the same related party above which is included in accounts and other receivables. This balance is unsecured, non-interest bearing and has no specified repayment date.

The related party has executed a legal right of offset in relation to the above loans.

PEACE ARCH ENTERTAINMENT GROUP INC.

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended November 30, 2003 and 2002

(unaudited)

(Dollar amounts in tables expressed in thousands of Canadian dollars)

SUPPLEMENTAL INFORMATION

For the convenience of the reader, operating results for the three months ended November 30, 2003 and 2002 have been translated into US Dollars using the average exchange rate in effect for the periods.   The average rate used for the three months ending November 30, 2003 was US$0.75 for each $1.00 Canadian.   Balance sheet information has been translated into US Dollars using the Bank of Canada noon spot rate in effect at the balance sheet dates.    The Bank of Canada noon spot rate in effect at November 30, 2003 was US$0.77 for each $1.00 Canadian.  These translations are not necessarily representative of the amounts that would have been reported if the Company had historically reported its financial statements in US Dollars.  In addition, the rates utilized are not necessarily indicative of rates in effect at any other time.

EBITDA  - comprised of net earnings (loss) from operations before undernoted plus other amortization.

PEACE ARCH ENTERTAINMENT GROUP INC.

UNITED STATES DOLLARS

Selected Financial and Operating Information

For the Three Months Ended November 30, 2003 and 2002

(Reported in accordance with generally accepted accounting principles in Canada)

(Expressed in thousands of US Dollars except per share information)

2003

2002

(unaudited)

(unaudited)

Revenue

$

3,919

$

1,037

Earnings (loss) for the period

137

(107)

EBITDA

209

(27)

Diluted earnings (loss) per common share

$

0.01

  $

        (0.03)

Selected Balance Sheet Information

As at November 30, 2003 and 2002

(Reported in accordance with generally accepted accounting principles in Canada)

(Expressed in thousands of US Dollars except per share information)

2003

2002

(unaudited)

(unaudited)

Cash and cash equivalents

$

190

$

807

Accounts and other receivables

11,000

1,453

Investment in film and television programming

15,392

2,386

Prepaid expenses and deposits

109

164

Property and equipment

40

512

Deferred financing costs

-

221

Total Assets

26,731

5,543

Production loans

12,064

645

Accounts payable and accrued liabilities

3,438

1,885

Deferred revenue

5,506

274

Deferred gain

-

258

Distribution obligation

1,782

-

Term loans

-

5,955

Obligation to issue shares

2,299

-

Total Liabilities

25,089

9,017

Capital stock

27,664

20,359

Contributed surplus

260

-

Other paid-in capital

524

433

Deficit

(26,806)

(24,266)

Shareholders' equity (deficiency)

1,642

(3,474)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	January 27, 2004	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.